Pricing Sheet dated February 14, 2011 relating to Offering Summary No. 2011-MTNDD0720 dated February 8, 2011 Registration Statement Nos. 333-157386 and 333-157386-01 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

500,000 PLUS Based on the Price of the WisdomTree India Earnings Fund due February 20, 2013
Performance Leveraged Upside SecuritiesSM

PRICING TERMS – FEBRUARY 14, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Aggregate principal amount:	$5,000,000
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Underwriting fee and issue price” below)
Pricing date:	February 14, 2011
Original issue date:	February 17, 2011
Maturity date:	February 20, 2013
Underlying shares:	Shares of the WisdomTree India Earnings Fund (NYSE Arca symbol: “EPI”)
Share underlying index:	WisdomTree India Earnings Index
Payment at maturity:
If the final share price is greater than the initial share price,
•$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price,
•$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10 and could be zero. There is no minimum payment at maturity on the PLUS.

Maximum payment at maturity:	$13.08 per PLUS (130.80% of the stated principal amount)
Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	500%
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Initial share price:	$22.82, the closing price of one underlying share on the pricing date.
Final share price:	The closing price of one underlying share on the valuation date.
Valuation date:	February 14, 2013, subject to postponement for non-trading days and certain market disruption events.
CUSIP:	17316G388
ISIN:	US17316G3882
Listing:	The PLUS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per PLUS	$10.000000	$0.028125	$9.971875
Total	$5,000,000.00	$14,062.50	$4,985,937.50
(1) Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the PLUS, will receive an underwriting fee of $0.028125 from Citigroup Funding for each PLUS sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.028125 for each PLUS they sell.  See “Fact Sheet—Fees and selling concessions” in the related offering summary.

You should read this document together with the offering summary describing the offering and the PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on February 8, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311000489/dp21072_fwp-mtndd0720.htm
PLUS Product Supplement filed on February 14, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511035559/d424b2.htm
Prospectus Supplement filed on February 11, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311013008/x89392ae424b2.htm
Prospectus filed on February 11, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311012878/x89392e424b2.htm

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“WisdomTree®” is a registered mark of WisdomTree Investments, Inc. (“WTI”).  The WisdomeTree India Earnings Index is the exclusive property of WTI, which has contracted with Standard & Poor’s Financial Services LLC (“S&P”) to maintain and calculate the WisdomTree India Earnings Index.  S&P shall have no liability for any errors or omissions in calculating the WisdomTree India Earnings Index.  The PLUS are not sponsored, endorsed, sold or promoted by WTI or S&P.  Neither WTI Nor S&P makes any representations or warranties to the owners of the PLUS or any member of the public regarding the advisability of investing in the PLUS. Neither WTI nor S&P has any obligation or liability in connection with the operation, marketing, trading or sale of the PLUS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.